UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Global Blockchain Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37961B 112

(CUSIP Number)

Max Hooper, Manager

Global Blockchain Sponsor, LLC

6555 Sanger Road, Suite 200

Orlando, Florida 32827

(407) 720-9250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37961B 112	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Global Blockchain Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 0.00%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 37961B 112	SCHEDULE 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS Max Hooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 0.00%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 37961B 112	SCHEDULE 13D	Page 4 of 5 Pages

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Global Blockchain Acquisition Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6555 Sanger Road, Suite 200, Orlando, Florida 32827.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by Global Blockchain Sponsor, LLC (the “Sponsor”) and Max Hooper (together, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 6555 Sanger Road, Suite 200 Orlando, Florida 32827

(c)	The Sponsor’s sole business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering (the “IPO”). Mr. Hooper is the sole manager of the Sponsor and the Chief Executive Officer and a director of the Issuer.

(d)	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	The Sponsor is a Delaware limited liability company. Mr. Hooper is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

N/A

Item 5. Interest in Securities of the Issuer.

(a)	Item 5 to Schedule 13D is amended, in pertinent part, to reflect that the Reporting Persons own 0.00% of the Issuer’s Securities as of the date of this filing.

(b)	Not applicable.

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

1	Joint Filing Agreement, dated as of May 27, 2022, among the Reporting Persons.

CUSIP No. 37961B 112	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2024

Global Blockchain Sponsor, LLC

	By:	/s/ Max Hooper
		Name:	Max Hooper
		Title:	Manager

/s/ Max Hooper
Max Hooper